Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT No. 2	Registration No. 333-277045
(to prospectus dated February 10, 2025)
PROSPECTUS SUPPLEMENT No. 2	Registration No. 333-279803
(to prospectus dated February 10, 2025)

Primary Offering of

10,833,333 Common Shares

Secondary Offering of

40,582,699 Common Shares

SECONDARY OFFERING OF

20,000,000 COMMON SHARES

OF

LEDDARTECH HOLDINGS INC.

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-277045), as amended most recently by the post-effective amendment thereto effective as of February 10, 2025 (as updated, supplemented or amended from time to time, the “F-1 Prospectus”) and the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-279803), as amended most recently by the post-effective amendment thereto effective as of February 10, 2025 (as updated, supplemented or amended from time to time, the “SEPA Shelf Prospectus” and, together with the F-1 Prospectus, the “Prospectuses” and each a “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectuses.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectuses with the information contained herein and the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 7, 2025, which is attached hereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with each Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the respective Prospectuses, including any amendments or supplements thereto, and if there is any inconsistency between the information in such Prospectus or any prior amendment or supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LDTC.” On March 6, 2025, the last reported sale price of our common shares as reported on Nasdaq was $0.53 per share. Our warrants are listed on Nasdaq under the symbol “LDTCW.” On March 6, 2025, the last reported sale price of our warrants as reported on Nasdaq was $0.055 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in each Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2025.

Amendments to Credit Facilities

On March 7, 2025, LeddarTech Holdings Inc. (the “Company”) announced that it had entered into (i) a Fourth Amending Agreement (the “Fourth Amendment”) amending the financing offer letter dated August 19, 2024, among the Company, VayaVision Sensing Ltd. and the bridge lenders party thereto (as amended prior to March 7, 2025 and as so amended, the “Bridge Facility”), and (ii) a Sixteenth Amending Agreement (the “Sixteenth Amendment”) with Fédération des Caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated April 5, 2023 (as amended prior to March 7, 2025 and as so amended, the “Desjardins Credit Facility”).

The Fourth Amendment provides for, among other things, the extension of the maturity date of the bridge loans to the earlier of (x) the business day following the completion of financing transactions aggregating US$35.0 million in gross proceeds comprised of certain prepaid royalty fees, the conversion of approximately US$6.0 million of bridge loans under the Bridge Facility and other equity issuances (such financing transactions, the “Equity Financing”) (such business day, the “Short-Term Outside Date”), and (y) March 31, 2025.

The Sixteenth Amendment provides for, among other things, (i) the payment of certain deferred interest, repayment of Desjardins’ bridge loans and other payments under the Bridge Facility and the Desjardins Credit Facility upon the earlier of (x) the Short-Term Outside Date and (y) March 31, 2025, (ii) the increase of the minimum cash covenant under the Desjardins Credit Facility to C$7,000,000, and (iii) extending the date by which failure to complete the Equity Financing would constitute a liquidity event to March 31, 2025. The Sixteenth Amendment also provides for a monthly payment by the Company to Desjardins of C$125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to March 31, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed pursuant to the Sixteenth Amendment to the earlier of (x) the Short-Term Outside Date and (y) March 31, 2025.

The foregoing summary of the Fourth Amendment and the Sixteenth Amendment does not purport to be complete and is qualified in its entirety by reference to the Fourth Amendment and the Sixteenth Amendment, copies of which are attached as Exhibits 10.1 and 10.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on March 7, 2025 and are incorporated by reference herein.

Attachments

1.	LeddarTech Holdings Inc. Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
10.1	Fourth Amending Agreement to Bridge Financing Offer Letter dated March 7, 2025 among LeddarTech Holdings Inc., VayaVision Sensing Ltd., Fédération des Caisses Desjardins du Québec, FS LT Holdings II LP and Investissement Quebec.
10.2	Sixteenth Amending Agreement to Desjardins Financing Offer dated March 7, 2025 among LeddarTech Holdings Inc. and Fédération des Caisses Desjardins du Québec.
99.1	Press release of LeddarTech Holdings Inc. dated March 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: March 7, 2025

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